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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT TO 13d-1(a) AND
                 AMENDEMENTS HERETO FILED PURSUANT TO 13d-2(a)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEXTEL COMMUNICATIONS, INC.
                         ------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   65332V 10 3
                           ---------------------------
                                 (CUSIP Number)


                                Bruce R. Lederman
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)


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                                  SCHEDULE 13D


        CUSIP No. 65332V 10 3

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   1  NAME OF REPORTING PERSON
      WENDY P. MCCAW
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      00
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
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                      7   SOLE VOTING POWER
                          14,174,937 SHARES
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            14,174,937 SHARES
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,174,937 SHARES
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.83%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------


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ITEM 1          SECURITY AND ISSUER.

        This statement relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock") of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, McLean, Virginia 22102.


ITEM 2          IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Wendy P. McCaw (the "Reporting Person").

        (b) The address of the Reporting Person is c/o Lasher Holzappel Sperry & Ebberson, PLLC; 2600 Two Union Square; 601 Union Street; Seattle, WA 98101-4000; Attn: Earl P. Lasher, III, Esq.

        (c)     The Reporting Person is a private investor.

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.


ITEM 3          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person acquired the securities which are the subject of this statement pursuant to a marital settlement agreement between Craig O. McCaw and the Reporting Person relating to the Nextel Common Stock (the "Nextel Shares Agreement"), as more fully described in Item 4 below.


ITEM 4          PURPOSE OF TRANSACTION.

        The Reporting Person acquired the Nextel Common Stock primarily for investment in connection with her marital settlement, but anticipates making sales of such stock from time to time as described below.

        The Reporting Person intends to review her investment in Nextel from time to time and, depending upon the price and availability of Nextel Common Stock, subsequent developments affecting Nextel, Nextel's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of her investment in Nextel.

        Except as described herein and in Item 6 below, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j),


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inclusive, of Item 4 of Schedule 13D. However, subject to the Reporting Person's obligations under the Nextel Shares Agreement, the Reporting Person will continue to review the business of Nextel and, depending upon one or more of the factors referred to above, may in the future propose that Nextel take one or more of such actions.


ITEM 5          INTEREST IN SECURITIES OF THE ISSUER.

        (a) Based upon an assumed number of outstanding Nextel Common Stock of approximately 243,298,000 shares (excluding treasury shares and including the assumed issuance of shares of Nextel Common Stock upon the complete exercise of options convertible into Nextel Common Stock which are presently exercisable or are exercisable within sixty days of the date hereof (the "Nextel Options") (4,917,278 shares in the aggregate)), the aggregate number of shares of Nextel Common Stock beneficially owned by the Reporting Person is as follows:

             NAME                  NUMBER OF SHARES              PERCENTAGE
             ----                  ----------------              ----------
       Reporting Person             14,174,937(1)                  5.83%


----------
(1) Includes 9,257,659 shares of Nextel Common Stock owned by the Reporting Person and the Reporting Person's right to acquire an aggregate of 4,917,278 shares of Nextel Common Stock upon the complete conversion of the Nextel Options.

        (b) The Reporting Person has sole dispositive and voting power with respect to the securities beneficially owned by the Reporting Person.

        (c)     None.

        (d)     None.

        (e)     N/A


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On October 10, 1997, the Reporting Person and Craig O. McCaw entered into the Nextel Shares Agreement, whereby the Reporting Person received the right to acquire the securities which are the subject of this statement.

        Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Nextel, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7          MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Nextel Shares Agreement between Craig O. McCaw and the Reporting Person dated as of October 10, 1997.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 1997



                                       /s/ Wendy P. McCaw
                                       ---------------------------------------
                                           Wendy P. McCaw


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                                  EXHIBIT INDEX


Exhibit 1. Nextel Shares Agreement between Craig O. McCaw and the Reporting Person dated as of October 10, 1997.